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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of December, 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X      Form 40-F
                                -----              -----
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                      Yes                No   X
                          -----             -----


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.
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December 2, 2003


Pursuant to the shareholders' resolution (as filed with U.S. SEC dated on July 24, 2003) and applicable laws of the Republic of Korea ("Korea"), our board of directors passed the resolution to accept the offer by the Ministry of Defense of Korea to make a contribution in kind of certain electric facilities that have been under the management of the Ministry of Defense.

Pursuant to applicable laws of Korea, the value of the contribution has been evaluated to be Won 14,663,881,500, in return for which it is expected that we will issue 645,701 shares of common stock or 0.10% of total outstanding shares of common stock to the Government of Korea who owns 32.4% (53.9%, including indirect ownership), with the implied value of our common stock being Won 22,710 per share.

The exact value of our common stock and accordingly, the number of shares of common stock to be issued for that purpose is subject to the approval of the Ministry of Finance & Economy of Korea. The closing of the transaction is scheduled on December 24, 2003 and the newly issued stock will be eligible for dividends starting from January 1, 2003.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            KOREA ELECTRIC POWER CORPORATION

                                            By: /s/ Lee, Hi-Taek
                                            --------------------------------
                                            Name: Lee, Hi-Taek
                                            Title: Chief Financial Officer

Date: December 2, 2003